January 25, 2006

VIA EDGAR AND HAND DELIVERY

Todd Schiffman

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp

Form S-1; File No. 333-130302

Filed December 14, 2005

Dear Mr. Schiffman:

This letter serves as the response of United Community Bancorp (“United” or the “Company”) to the Staff’s comment letter dated January 13, 2006, regarding the above-referenced Form S-1. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Comment No. 1: Form S-1, Summary

1.	Revise to add the material exceptions on the board’s ability to exercise voting control over “most” matters. In addition, supplementally reconcile the statement herein that the MHC will own a majority of the voting stock as long as it exists, with the disclosures on page 11 wherein it discloses that over 10% of the voting shares may be held by others pursuant to benefit plans and the public will hold over 43%. How will the MHC retain a majority?

Response to Comment No. 1:

The requested disclosure regarding the exercise of voting control has been added to the section captioned “Summary — The Companies — United Community MHC” on page 1 of the prospectus.

Following the reorganization and the minority stock offering, United Community MHC will own 55% of the Company’s outstanding common stock and public shareholders will own the remaining 45%.

Todd Schiffman

January 25, 2006

The 45% of common stock that will be owned by the public will include the shares purchased by the employee stock ownership plan and therefore will not reduce the percentage of ownership (55%) attributable to United Community Bancorp MHC.

Shares that may be issued as restricted stock awards or as a result of the exercise of stock options under the equity incentive plan would consist of either (a) authorized but unissued shares of Company common stock, or (b) shares purchased in the open market. However, authorized but unissued shares would only be issued to the extent that United Community MHC maintains a majority interest in United Community Bancorp’s issued and outstanding shares of common stock. If all shares reserved under the equity incentive plan consisted of authorized but unissued shares of common stock, United Community MHC would still own approximately 51.5% of United Community Bancorp’s issued and outstanding shares of common stock.

Comment No. 2: Our Operating Strategy, Page 2

2.	Revise the penultimate paragraph on page 2 to disclose the approximate costs to complete the Aurora Branch as well as the costs to complete the other 2 branches and the estimated completion time. In addition, disclose the estimated costs for the two new branches and the anticipated source of funds.

Response to Comment No. 2:

The discussion on the Bank’s new branch offices on pages 2 and 3 of the prospectus has been revised in response to this comment.

Comment No. 3: How we determined the Offering Range, Page 4

3.	Supplementally provide the staff with a copy of the Keller prepared Bluebook.

Response to Comment No. 3:

A copy of Keller’s independent appraisal report, previously filed under cover of Form SE, has been supplementally provided to the Staff.

Comment No. 4: Mutual Holding Company Data, Page 6

4.	Revise to include a section captioned “After-Market Performance” directly after this section and include therein tables listing all mutual holding company initial public offerings that occurred between January 1, 2006 and December 31, 2005. The table should present for each entity; the asset size, one day percentage change in stock price, one month change and the percentage change through December 31, 2005.

Response to Comment No. 4:

The requested disclosure has been added to pages 7 and 8 of the prospectus.

Todd Schiffman

January 25, 2006

Comment No. 5: Persons Who Can Order Stock, Page 12

5.	Revise the second paragraph to briefly outline the pro rated priorities if an oversubscription occurs.

Response to Comment No. 5:

The discussion under the section captioned “Persons Who Can Order Stock” on page 13 of the prospectus has been revised in response to this comment.

Comment No. 6: Selected Financial and Other Data, Page 25

6.	Please include selected quarterly financial data as required by Item 302(a) of Regulation S-K.

Response to Comment No. 6:

The requested disclosure has been added as note 23 to the Consolidated Financial Statements of United Community Bank on page F-34 of the prospectus.

Comment No. 7: Consolidated Financial Statements, F-1

7.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response to Comment No. 7:

The comment is noted. A section captioned “Recent Developments” has been added beginning on page 28 of the prospectus.

Comment No. 8: Note 1 – Summary of Significant Accounting Policies – Investments, page F-8

8.	We note your disclosure that premiums or discounts on securities are amortized using the straight line or interest method over the average life of the investment. Please revise to disclose the nature of investments for which you use the straight line method and your basis for this treatment. If you determine that you should be using the interest method for these investments, revise to disclose that your policy materially approximates the interest method.

Response to Comment No. 8:

The reference to the straight line method has been deleted in response to this comment. The original reference to the straight line method related to bonds with a single principal maturity date. Since the straight line method for these bonds is the same as the interest method, the reference to the straight line method is not relevant.

Todd Schiffman

January 25, 2006

Comment No. 9: Note 5 – Loans Receivable, Page F-17

9.	We note your disclosure of the fair value of mortgage servicing rights. Please revise to provide the disclosures required by paragraph 17(e) of SFAS 140.

Response to Comment No. 9:

The additional information required by paragraph 17(e) of SFAS 140 relating to impairment of mortgage servicing rights has been added to the second paragraph of note 5 to the financial statements of United Community Bank on page F-17 of the prospectus.

***

Please date stamp the copy of the letter enclosed and return it to us. If you have any questions or further comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Victor L. Cangelosi
Victor L. Cangelosi

cc:	Michael Clampitt, Securities and Exchange Commission

David Irving, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

William F. Ritzmann, United Community Bancorp

E. G. McLaughlin, United Community Bancorp

Paul M. Aguggia, Esq., Muldoon Murphy & Aguggia LLP

Edward G. Olifer, Esq., Muldoon Murphy & Aguggia LLP